UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated June 17, 2022 titled “GeoPark Limited Announces Receipt of Requisite Consents for its 5.500% Senior Notes Due 2027”
2.	Press Release dated June 21, 2022 titled “GeoPark Business Activity Update – More New Drilling Success In The Oriente Basin In Ecuador, High-Impact Exploration Drilling Underway In The Llanos Basin In Colombia, Short-Cycle Projects Driving Production Growth, Delivering On Emissions Reduction Targets”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK LIMITED ANNOUNCES RECEIPT OF REQUISITE CONSENTS FOR ITS 5.500% SENIOR NOTES DUE 2027

Bogota, Colombia – June 17, 2022 – GeoPark Limited (NYSE: GPRK) (the “Company”) today announced that it has received the requisite consents in connection with its previously announced solicitation of consents (the “Consent Solicitation”) from holders of its 5.500% Senior Notes due 2027 (the “2027 Notes”). The Consent Solicitation was made pursuant to a Consent Solicitation Statement, dated June 8, 2022 (as amended, supplemented or otherwise modified, the “Consent Solicitation Statement”). The proposed amendments (the “Proposed Amendments”) to the indenture (the “Indenture”) governing the 2027 Notes intend to (i) address the impact of adverse market conditions and related drop in the price of crude oil during 2020 on the Company’s results, which in turn negatively impacted the restricted payments builder basket as currently in effect, and (ii) increase and reset the general restricted payments basket in the Indenture to provide the Company additional restricted payments capacity, which will give the Company additional financial flexibility that is aligned to its improved performance beginning in 2021. Full details of the terms and conditions of the Consent Solicitation, including the Proposed Amendments, were included in the Consent Solicitation Statement.

The Company has been advised that it has received consents from holders of at least a majority of the aggregate principal amount of the 2027 Notes (not including any 2027 Notes held by the Company or any of its affiliates) (the “Requisite Consents”). In connection with the receipt of the Requisite Consents, the Company expects to execute a supplemental indenture to the Indenture to effect the Proposed Amendments with respect to the 2027 Notes on June 21, 2022. The Company will make a cash payment equal to $10.00 per $1,000 principal amount of 2027 Notes (the “Consent Fee”) to holders of the 2027 Notes on the applicable record date that delivered their consents prior to June 17, 2022 at 5:00 p.m., New York City time (the “Expiration Time”) and did not revoke such consents. The Company expects to pay the Consent Fee on June 27, 2022. No Consent Fee will be paid to any holder of the 2027 Notes unless such holder delivered (and did not revoke) a consent in accordance with the terms of the Consent Solicitation Statement prior to the Expiration Time. The supplemental indenture will become effective upon its execution and delivery by the Company and the trustee but will provide that the Proposed Amendments will not become operative until the Company has paid the Consent Fee in full.

Credit Suisse Securities (USA) LLC acted as solicitation agent for the Consent Solicitation and D.F. King & Co., Inc. acted as the information agent, tabulation agent and paying agent for the Consent Solicitation.

Neither the Consent Solicitation nor any related documents have been filed with the U.S. Securities and Exchange Commission, nor have any such documents been filed with or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Consent Solicitation Statement or any related documents, and it is unlawful and may be a criminal offense to make any representation to the contrary.

The Consent Solicitation was made solely on the terms and conditions set forth in the Consent Solicitation Statement. Under no circumstances shall this press release constitute an offer to buy or the solicitation of an offer to sell the 2027 Notes or any other securities of the Company or any of its affiliates. The Consent Solicitation has not been made to, nor has the Company accepted deliveries of consents from, holders in any jurisdiction in which the Consent Solicitation or the acceptance thereof would not have been in compliance with the securities or blue sky laws of such jurisdiction. This press release is also not a solicitation of consents to effect the Proposed Amendments.

ABOUT GEOPARK

GeoPark is a leading independent oil and natural gas exploration and production company with operations in Latin America and a proven track record of growth in production and reserves since 2006. GeoPark operates in Colombia, Chile, Brazil and Ecuador.

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director
T: +5411 4312 9400

MEDIA:

Communications Department	communications@geo-park.com

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are preceded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. The forward-looking statements contained herein include statements about the consent solicitation. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, GeoPark’s business and operations involve numerous risks and uncertainties, many of which are beyond the control of GeoPark, which could result in GeoPark’s expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of GeoPark. Some of the factors that could cause future results to materially differ from recent results or those projected in forward-looking statements are described in GeoPark’s filings with the United States Securities and Exchange Commission.

The forward-looking statements are made only as of the date hereof, and GeoPark does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.

 Item 2

FOR IMMEDIATE DISTRIBUTION

GEOPARK BUSINESS ACTIVITY UPDATE

MORE NEW DRILLING SUCCESS IN THE ORIENTE BASIN IN ECUADOR

HIGH-IMPACT EXPLORATION DRILLING UNDERWAY IN THE LLANOS BASIN IN COLOMBIA

SHORT-CYCLE PROJECTS DRIVING PRODUCTION GROWTH

DELIVERING ON EMISSIONS REDUCTION TARGETS

Bogota, Colombia – June 21, 2022 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator today provides an operations and business activity update.

Production figures refer to the April-May 2022 period. All figures are expressed in US Dollars.

Accelerating Production Growth

•	Consolidated oil and gas production of 38,726 boepd (up 2% vs 1Q20221)

•	Production in Colombia of 34,234 boepd

•	CPO-5 block (GeoPark non-operated, 30% WI): gross production of 20,148 boepd (up 33% vs 1Q2022) due to the successful drilling and testing of the Indico 4 and Indico 5 development wells

Llanos Basin: Initiating Exploration Drilling in High Potential Prospects

In the CPO-5 block:

•	The operator spudded the Urraca 1 exploration well on April 21, 2022, located 17 km northeast of the Indico field and 8 km southwest of the Llanos 34 block (GeoPark operated, 45% WI)

-	The well was drilled and completed to a total depth of 10,956 feet. Preliminary logging information indicated hydrocarbons in the Mirador formation with no reservoir in Guadalupe

-	Production tests in the Mirador formation currently show a production rate of 308 bopd of 16 degrees API with a 53% water cut

-	The complete testing program is underway and additional production history will be required to determine stabilized flow rates of the well and the extent of the reservoir

•	Currently spudding the Flamenco 1 exploration well, located 4 km west of the Urraca 1 well, looking for hydrocarbon potential in the Ubaque and Mirador formations, with Guadalupe as a secondary target

•	2H2022 work program was revised to include 1 additional development well to further accelerate production growth in the Indico field, to be followed by 3-5 high-potential exploration wells (1-2 wells next to Llanos 34 to test the extension of the Jacana field and 2-3 wells in the southeastern part of the block)

In the Llanos 87 block (GeoPark operated, 50% WI):

•	Obtained environmental license, allowing exploration and delineation drilling plus related infrastructure

•	Pre-drilling activities currently underway to spud the Tororoi exploration prospect in 3Q2022, to be followed by 1-2 exploration wells in 4Q2022

In the Llanos 34 block:

•	Adding a third drilling rig, expected to start spudding wells in August 2022

Oriente Basin: Third Drilling Success in 2022

In the Perico block (GeoPark non-operated, 50% WI):

•	On May 15, 2022, the operator spudded the Yin 1 exploration well, located to the southwest of the Jandaya oil field that was discovered in January

1 Adjusting for divestments in Argentina in 1Q2022.

-	The well was drilled and completed to a total depth of 11,345 feet. Preliminary logging information indicated hydrocarbons in the Hollin formation

-	Preliminary production tests in the Hollin formation are currently showing a production rate of 1,600 bopd by natural flow of 27 degrees API with a 2% water cut

-	The complete testing program is underway and additional production history will be required to determine stabilized flow rates of the well and the extent of the reservoir

•	Jandaya, Tui and Yin oil fields are currently producing gross approximately 2,800 bopd

•	GeoPark and its partner are evaluating subsequent activities, including a potential development drilling plan for recent discoveries in Jandaya, Tui and Yin fields

In the Espejo block (GeoPark operated, 50% WI):

•	Completed the acquisition of 60 sq km of 3D seismic

•	Pre-drilling activities underway to spud the Pashuri 1 exploration well in September 2022

Putumayo Basin: Spudding New Attractive Short-Cycle Prospects

In the Platanillo block (GeoPark operated, 100% WI):

•	Pre-drilling activities underway to spud the Alea NW 1 exploration well in late June 2022, to be followed by the Platanillo Norte 1 exploration well in 3Q2022

•	Production and operations affected for 15 days in May 2022 due to local community blockades with production fully restored to approximately 2,400 bopd

Fast, Immediate and Aggressive Actions to Minimize Emissions in Core Asset

•	Llanos 34 interconnection to Colombia’s national power grid expected to be fully operational by July 2022

-	Tua and Jacana fields interconnected in May/June 2022

-	Tigana field to be interconnected in July 2022

•	The interconnection of Llanos 34 to Colombia’s national power grid (~70% hydroelectric2) is a decisive catalyst to reduce carbon emissions and improve overall operational reliability

2022 Work Program: Strong Cash Flow Generation

•	Self-funded 2022 capital expenditures program of $200-220 million targeting drilling of 50-55 gross wells, including 18-22 gross exploration/appraisal wells

•	Using a $95-100 per bbl Brent base case, GeoPark expects to generate a free cash flow of $250-280 million (after mandatory debt service payments), equivalent to a 28-31% free cash flow yield[3]

•	Free cash flow funding incremental capital projects, deleveraging, increased shareholder returns and other corporate purposes

Reducing Debt and Strengthening the Balance Sheet

•	Redeemed $45 million principal of the 2024 Notes in May 2022, having reduced gross debt by $188 million in the last 18 months, with additional deleveraging expected in 2H2022 at current market conditions

•	Cash in hand of $100.8[4] million as of May 31, 2022 (after paying $45 million principal to redeem the 2024 Notes)

Returning More Value To Shareholders

•	Paid $9.7 million in cash dividends since January 1, 2022

•	Acquired 405,674 shares for $5.8 million since January 1, 2022 under GeoPark’s discretionary share buyback program

•	Obtained consent from 2027 bondholders to reset and rebuild restricted payments baskets, adding significant flexibility to establish a long-term shareholder return strategy

New Investor Presentation: GeoPark will be hosting certain meetings with financial analysts and institutional investors. The Presentation that the Company plans to use for those meetings has been posted on GeoPark’s website.

2 Colombian Ministry of Energy and Mines, Report to Congress, p. 14.

3 Calculated using GeoPark’s average market capitalization from January 3 to June 17, 2022.

4 Unaudited.

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director
T: +5411 4312 9400

MEDIA:

Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Certain amounts included in this press release have been rounded for ease of presentation.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief, or current expectations, regarding various matters, including expected future financial performance and free cash flow generation, expected production growth, drilling activities, demand for oil and gas, oil and gas prices, our work program and investment guidelines, regulatory approvals, reserves and exploration resources. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: June 21, 2022